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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549								OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . 2.00
FORM 144								SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933								DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a)	NAME OF ISSUER (Please type or print)		(b)	IRS IDENT. NO.	(c)	S.E.C. FILE NO.		WORK LOCATION
	The Allied Defense Group, Inc.			04-2281015		005-34327

1 (d)	ADDRESS OF ISSUER	STREET		CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
		8000 Towers Crescent Drive,		Vienna		VA	22182	AREA CODE	NUMBER
Suite 260
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c)	RELATIONSHIP TO ISSUER	(d)	ADDRESS STREET	CITY	STATE	ZIP CODE
	Kings Road Investments Ltd.	98-0432063		None.		c/o Polygon Investment Partners LP, 399 Park Avenue, 22nd Floor	New York	NY	10022

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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of	Name and Address of Each Broker Through Whom the Securities are to		Number of Shares or Other Units	Aggregate Market	Number of Shares or Other Units	Approximate Date of Sale	Name of Each Securities Exchange
Securities To Be Sold	be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	To Be Sold (See instr. 3(c))	Value (See instr. 3(d))	Outstanding (See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Common Stock	UBS Securities LLC 677 Washington Blvd. Stamford, CT 06901 Louis Capital Markets L.P. 500 Fifth Avenue, 20th Floor New York, NY 10110		268,277	$1,918,181 as of 10/10/2007	7,800,912	On or after 10/11/2007	AMEX

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	3/9/2006 (converted into Common Stock on 6/26/2007)	Issued pursuant to Amended and Restated 7.5% Convertible Note	ADG	291,557	3/9/2006	Cash

Common Stock	7/11/2007	Purchase of Common Stock	Castlerigg Master Investment Ltd.	76,643	7/11/2007	Cash
			(Castlerigg Master Investment Ltd. acquired an Amended and Restated 7.5% Convertible Note on 3/9/2006 which was converted into Common Stock on 6/26/2007)

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Kings Road Investments Ltd.	Common Stock	09/14/2007	25,000	$174,455.00
c/o Polygon Investment Partners LP		09/26/2007	7,700	$57,416.59
399 Park Avenue, 22nd Floor		09/27/2007	5,500	$42,996.80
New York, NY 10022		09/28/2007	12,323	$96,827.97
		10/01/2007	4,800	$38,268.00
		10/02/2007	6,900	$55,513.95
		10/03/2007	7,400	$57,070.28
		10/04/2007	15,700	$112,845.32
		10/05/2007	1,700	$12,461.00
		10/08/2007	4,400	$31,081.16
		10/09/2007	3,900	$27,729.78
		10/10/2007	4,600	$32,876.20

REMARKS:

(1)             This Form 144 is filed as an amendment to the Form 144 filed July 20, 2007.

(2)             The securities listed in Table II have been sold through the brokers listed above.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

October 10, 2007	/s/ Patrick G.G. Dear
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-07)